November 1, 2019

Clark Moseley
Chief Executive Officer
Navajo Transitional Energy Company, LLC
4801 N. Butler Ave., Bldg. 200
Farmington, NM 87401

       Re: Navajo Transitional Energy Company, LLC
           Application for Qualification of Indenture on Form T-3
           Filed October 25, 2019
           File No. 022-29082

Dear Mr. Moseley:

        This is to advise you that we have not reviewed and will not review your application for qualification of indenture.

       Please refer to Section 307(c) of the Trust Indenture Act of 1939 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Karina Dorin, Attorney-Advisor, at (202) 551-3763 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Energy &
Transportation
cc:    Shane Hanna